SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.     )*

TANGOE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87582Y108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Sevin Rosen Fund VI L.P. (“SR VI”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
1,489,558 shares, except that SRB Associates VI L.P. (“SRB VI”), the general partner of SR VI, may be deemed to have sole power to vote these shares, and Jon W. Bayless (“Bayless”), Stephen M. Domenik (“Domenik”) Stephen M. Dow (“Dow”), John V. Jaggers (“Jaggers”), and Charles H. Phipps (“Phipps”), the general partners of SRB VI, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5.

7

Sole Dispositive Power
1,489,558 shares, except that SRB VI, the general partner of SR VI, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers and Phipps, the general partners of SRB VI, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,489.558

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.5%

12	Type of Reporting Person* PN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Sevin Rosen VI Affiliates Fund L.P. (“SR VI A”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
117,532 shares, except that SRB VI, the general partner of SR VI A, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow,  Jaggers and Phipps, the general partners of SRB VI, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5.

7

Sole Dispositive Power
117,532 shares, except that SRB VI, the general partner of SR VI A, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers and Phipps, the general partners of SRB VI, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 117,532

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.4%

12	Type of Reporting Person* PN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person SRB Associates VI L.P. (“SRB VI”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
1,607,090 shares, of which 1,489,558 are directly owned by SR VI and 117,532 are directly owned by SR VI A.  SRB VI, the general partner of SR VI and SR VI A, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers and Phipps, the general partners of SRB VI, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5.

7

Sole Dispositive Power
1,607,090 shares, all of which 1,489,558 are directly owned by SR VI and 117,532 are directly owned by SR VI A.  SRB VI, the general partner of SR VI and SRVI A, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers and Phipps, the general partners of SRB VI, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,607,090

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.9%

12	Type of Reporting Person* PN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Sevin Rosen Fund VIII L.P. (“SR VIII”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
1,854,367 shares, except that SRB Associates VIII L.P. (“SRB VIII”), the general partner of SR VIII, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Jackie Kimzey (“ Kimzey”) and Alan Schuele (“Schuele”), the general partners of SRB VIII, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5.

7

Sole Dispositive Power
1,854,367 shares, except that SRB VIII, the general partner of SR VIII, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey and Schuele, the general partners of SRB VIII, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,854,367

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.6%

12	Type of Reporting Person* PN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Sevin Rosen VIII Affiliates Fund L.P. (“SR VIII A”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
37,367 shares, except that SRB VIII, the general partner of SR VIII A, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey and Schuele, the general partners of SRB VIII, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5.

7

Sole Dispositive Power
37,367 shares, except that SRB VIII, the general partner of SR VIII A, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey and Schuele, the general partners of SRB VIII, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,367

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1%

12	Type of Reporting Person* PN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person SRB Associates VIII L.P. (“SRB VIII”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
1,892,134 shares, of which 1,854,367 are directly owned by SR VIII and 37,767 are directly owned by SR VIII A.  SRB VIII, the general partner of SR VIII and SR VIII A, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey and Schuele, the general partners of SRB VIII, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5.

7

Sole Dispositive Power
1,892,134 shares, of which 1,854,367 are directly owned by SR VIII and 37,767 are directly owned by SR VIII A.  SRB VIII, the general partner of SR VIII and SR VIII A, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey and Schuele, the general partners of SRB VIII, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,892,134

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.7%

12	Type of Reporting Person* PN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Jon W. Bayless (“Bayless”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

6

Shared Voting Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Bayless is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 shares

8

Shared Dispositive Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Bayless is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,858

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.6%

12	Type of Reporting Person* IN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Stephen L. Domenik (“Domenik”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

6

Shared Voting Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Domenik is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 shares

8

Shared Dispositive Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Domenik is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,858

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.6%

12	Type of Reporting Person* IN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Stephen M. Dow (“Dow”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

6

Shared Voting Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Dow is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 shares

8

Shared Dispositive Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Dow is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,858

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.6%

12	Type of Reporting Person* IN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person John V. Jaggers (“Jaggers”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

6

Shared Voting Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Jaggers is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 shares

8

Shared Dispositive Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Jaggers is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,858

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.6%

12	Type of Reporting Person* IN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Charles H. Phipps (“Phipps”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

6

Shared Voting Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Phipps is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 shares

8

Shared Dispositive Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Phipps is a general partner of SRB VI, the general partner of SR VI and SR VI A, a general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,858

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.6%

12	Type of Reporting Person* IN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Jackie R. Kimzey (“Kimzey”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 36,910 shares

6

Shared Voting Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Kimzey is a limited partner of  SR VI A and the general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 36,910 shares

8

Shared Dispositive Power
3,500,858 shares, of which 1,489,558 are directly owned by SR VI, 117,532 are directly owned by SR VI A, 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Kimzey is a limited partner of SR VI A and the general partner of  SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,768

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.7%

12	Type of Reporting Person* IN

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Alan R. Schuele (“Schuele”) Tax ID Number:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

6

Shared Voting Power
1,893,768 shares, of which 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by SRBMC. Schuele is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 shares

8

Shared Dispositive Power
1,893,768 shares, of which 1,854,367 are directly owned by SR VIII, 37,767 are directly owned by SR VIII A and 1,634 are directly owned by SRBMC.  Schuele is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,893,768

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.7%

12	Type of Reporting Person* IN

Item 1(a)	Name of Issuer Tangoe, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Office Tangoe, Inc. 35 Executive Boulevard Orange, Connecticut 06477

Item 2. (a)

Name of Persons Filing

This Statement is filed by Sevin Rosen Fund VI L.P., a Delaware limited partnership (“SR VI”); Sevin Rosen VI Affiliates Fund L.P., a Delaware limited partnership (“SR VI A”);  SRB Associates VI L.P., a Delaware limited partnership (“SRB VI”); Sevin Rosen Fund VIII L.P., a Delaware limited partnership (“SR VIII”); Sevin Rosen VIII Affiliates Fund L.P., a Delaware limited partnership (“SR VIII A”);  SRB Associates VIII L.P., a Delaware limited partnership (“SRB VIII”); Jon W. Bayless (“Bayless”); Stephen L. Domenik (“Domenik”); Stephen M. Dow (“Dow”); John V. Jaggers (“Jaggers”); Charles H. Phipps (“Phipps”); Jackie R. Kimzey (“Kimzey”); and Alan R. Schuele (“Schuele”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SRB VI, the general partner of SR VI and SR VI A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SR VI and SR VI A.  Bayless, Domenik, Dow, Jaggers and Phipps are general partners of SRB VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SR VI and SR VI A.

SRB VIII, the general partner of SR VIII and SR VIII A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SR VIII and SR VIII A.  Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey, and Schuele are general partners of SRB VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SR VIII and SR VIII A.

(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: Sevin Rosen Funds Two Galleria Tower 13455 Noel Road, Suite 1670 Dallas, Texas 75240
(c)	Citizenship SRVI, SR VI A, SRB VI, SRVIII, SR VIII A and SRB VIII are Delaware limited partnerships. Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey and Schuele are United States citizens.
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 87582Y108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	a.	☐	Broker or dealer registered under section 15 of the Act;
	b.	☐	Bank as defined in section 3(a)(6) of the Act;
	c.	☐	Insurance company as defined in section 3(a)(19) of the Act;
	d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	j.	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	k.	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

NOT APPLICABLE

Item 4.	Ownership
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2011.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

NOT APPLICABLE

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of SRVI, SR VI A, SRB VI, SRFVIII, SR VIII A and SRB VIII, the general and limited partners or stockholders, as the case may be, of each of such entities may be deemed the right to receive dividends from, or the proceeds from the sale of shares of the issuer owned by each such entity of which they are a partner or stockholder.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification
NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

SEVIN ROSEN FUND VI L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VI L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SEVIN ROSEN VI AFFILIATES FUND L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VI L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES VI L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

SEVIN ROSEN FUND VIII L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SEVIN ROSEN VIII AFFILIATES FUND L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES VIII L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

JON W. BAYLESS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN M. DOW	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN L. DOMENIK	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JOHN V. JAGGERS	/s/ John V. Jaggers
Signature

CHARLES H. PHIPPS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JACKIE R. KIMZEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

ALAN R. SCHUELE	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

EXHIBIT A

Agreement Of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Tangoe, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 13, 2012

SEVIN ROSEN FUND VI L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VI L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SEVIN ROSEN VI AFFILIATES FUND L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VI L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES VI L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

SEVIN ROSEN FUND VIII L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SEVIN ROSEN VIII AFFILIATES FUND L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES VIII L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

JON W. BAYLESS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN M. DOW	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN L. DOMENIK	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JOHN V. JAGGERS	/s/ John V. Jaggers
Signature

CHARLES H. PHIPPS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JACKIE R. KIMZEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

ALAN R. SCHUELE	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

EXHIBIT B

John V. Jaggers has signed the enclosed documents as Attorney-In-Fact.  Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.